

December 20, 2013

John Fitzgerald, Esq.
JPMorgan Trust III
270 Park Avenue
New York, NY 10017

      Re: JPMorgan Trust III ("Trust")
         JPMorgan Multi-Manager Alternatives Fund ("Fund")
         File Nos. 333-192502; 811-22915

Dear Mr. Fitzgerald:

      On November 22, 2013, the Trust filed a registration statement on Form N-1A for the registration statement of the Trust and the shares of the Fund as a series of the Trust. Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Fees and Expenses of the Fund (p.1)

1. The last sentence of footnote 4 states that the fee waiver arrangement cannot be terminated prior to an as of yet unspecified date. Please confirm to us that the fee waiver arrangement will actually reduce fund operating expenses for no less than one year from the effective date of the Fund's registration statement. Otherwise please delete the Fee Waivers and Expense Reimbursements caption (and other associated disclosure from the Fees and Expenses of the Fund Section of the Prospectus). (See Instruction 3(e) of Form N-1A.)

What are the Fund's main investment strategies? (pp. 1-3)

2. The first carry-over paragraph (p. 2) states that the "*[t]he Fund seeks to generate returns with low volatility and low sensitivity to movements in traditional equity and fixed-income markets.*" Explain what "movements in traditional equity and fixed income markets" are referenced. In particular, describe how the investment will be sensitive to neither equity nor fixed income, where the equity and fixed income markets may not necessarily move in concert.

3. In the first full paragraph (p. 2) states that "[t]*he alternative investment strategies utilize a broad range of equity, fixed income and other asset classes in the U.S. and other markets throughout the world, both developed and emerging.*" Disclose the asset classes referenced.

4. The "*Relative Value*" disclosure (p. 2) states seeks to describe relative value strategies by using a list of undefined strategies, including: "convertible bond arbitrage, statistical arbitrage, capital structure arbitrage, pairs trading, yield curve arbitrage, volatility arbitrage, global tactical asset allocation, commodity relative value, and basis trading." Describe each of the disclosed strategies. In your description, include a definition of "arbitrage."

5. The "*Opportunistic/Macro*" disclosure (p. 2) uses the terms "identifiable market-driven investment return sources" and "mean reversion." Define each of those terms.

6. The "*Credit*" disclosure (p. 2) does not disclose any quality, maturity or duration strategies with respect to credit. Disclose any such strategies intended to be pursued by the Fund.

7. The first carryover paragraph (p. 3) states "[t]*he Fund may use futures contracts, options, forwards, industry loss warranties, warrants, rights and swaps to more effectively gain targeted equity and fixed income exposure from its cash positions, to hedge investments, for risk management and to attempt to increase the Fund's gain.*" Disclose the meaning of the term "industry loss warranties.

8. The second paragraph (p. 3) states "[t]*he Fund will gain exposure to commodity markets by investing up to [ ]% of its total assets in commodity related instruments either directly or indirectly through JPM MMAC Holdings Ltd., a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the Subsidiary).*" With respect to the foregoing:

    Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

    Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

    Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Confirm in correspondence that: (1) the Subsidiary's expenses will be included in the fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsdiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) the Subsidiary's board of directors will sign the fund's registration statement.

The Fund's Main Investment Risks (p. 3)

9. The "*Convertible Securities Risk*" disclosure does not describe the risks attendant with investing in convertible securities. Disclose the risk to the Fund of investing in convertibles.

10. "*Opportunistic/Macro*" is described as a main investment strategy for the Fund and a number of strategies are listed as potential Fund strategies (see above, question 4). Disclose the risks to the Fund in engaging in statistical arbitrage, capital structure arbitrage, pairs trading, yield curve arbitrage, volatility arbitrage, global tactical asset allocation, commodity relative value, and basis trading.

More about the Fund (p. 8)

11. The strategy disclosure in this section does not appear to be comprehensive disclosure of the principal strategies summarized in the Summary, as required by Item 9. Item 4 disclosure is supposed to be a summary of Item 9 disclosure.

12. The last full paragraph states that the Fund may use various derivatives to help manage "*duration,*" "*sector and yield curve exposure*" and "*credit and spread volatility.*" Disclose the meaning of those terms.

13. The last sentence in the page states "[t]*he fund may utilize* <u>*these*</u> *investment strategies to a greater or lesser degree.*" [Emphasis added] Confirm whether the word "these" refers to the immediately preceding discussion of derivatives or all of the strategies disclosed on page 8. If the latter is correct, we suggest moving the statement to the introductory paragraph under the heading "Additional Information About the Fund's Investment Strategies" to avoid confusion.

How much do shares cost (pp. 22-23)

14. The "*Illiquid holdings*" section (p. 40) states that the Fund "may" invest more than 15% of net assets in illiquid holdings. Consistent with staff policy regarding open end funds investing in illiquid securities, please revise this disclosure to state that the fund may <u>not</u> invest more than 15% of its assets in illiquid securities.

Statement of Additional Information – Part I

Fundamental Investment Policies (p. 3)

15. Disclosure for a number of the fundamental policies indicate that the fund may engage in such practices up to the amounts permitted by the 1940 Act or applicable law. Please explain in this section what is permitted by such applicable laws. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

Statement of Additional Information – Part II

Credit Default Swaps (p. 47)

16. The second paragraph states "[i]*n cases where a Fund is a seller of a CDS contract, the Fund will earmark and reserve assets, in cash or liquid securities, to cover its obligation.*" Clarify that the Fund will cover or segregate the full notional value of a CDS contract when it is the CDS contract seller.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel